July 20, 2006

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Mail Stop 0407
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	SEC Comment Letter dated June 28, 2006 related to Carriage Services, Inc.’s Form 10-K for the fiscal year ended December 31, 2005 filed March 10, 2006 and Form 10-Q for the fiscal quarter ended March 31, 2006

File No. 1-11961
Dear Mr. Spirgel:
This letter responds to the comments that Carriage Services, Inc. (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated June 28, 2006 with respect to the above referenced filings.
If the Staff has questions about our responses, we will make ourselves available to further discuss these matters with the Staff at a mutually convenient time. The Company’s goal is to resolve these outstanding comments in a timely manner that is acceptable to the Staff.
Our responses utilize the same captions contained in the June 28, 2006 letter and are numbered to correspond to the numbers assigned in your letter. For your convenience, our responses are prefaced by the Commission’s corresponding comment in bold text.
Form 10-K for Fiscal Year Ended December 31, 2005
Consolidated Statements of Cash Flows, page 36
1.	It appears that you are currently presenting the net changes in balance sheet line items such as “deferred cemetery revenue” and “deferred preneed funeral contracts revenue” in the line item titled “deferred preneed revenue,” which is classified within cash provided by operating activities on the cash flow statement. We do not believe that this net presentation, with all activities being classified within operating activities, complies with the requirements of SFAS No. 95 “Statement of Cash Flows.” Further, it is not clear to us where the changes in the non-controlling interest balance sheet accounts are presented in your cash flow statement. Please explain.

Your response to this comment should detail a cash flow presentation that is compliant with SFAS No. 95, while also presenting meaningful information to an investor to enable them to better understand the underlying cash flows. We recognize that this represents a change from your historical manner of presenting cash flows related to the activities of the preneed funeral and cemetery merchandise and services trusts and cemetery perpetual care trust. To the extent that any change in classification would require information that you currently do not track (for example, gross movements within the investment portfolio), please note that in your response.

At a minimum, your response should address how you believe each of the following cash flows should be classified, citing appropriate portions of SFAS No. 95 to support your position:
•	the refundable deposit originally made by the customer for services to be performed at some future date;

•	the transfer of this deposit from the company to the trust, where it is invested as part of a larger investment portfolio;

•	cash received for interest and dividends related to earnings of the investment portfolio;

•	the reinvestment of these interest and dividends within the investment portfolio;

•	if the interest and dividends are not reinvested within the investment portfolio, specify what they are used for, and how they should be classified; and

•	the removal of funds from the investment portfolio once state requirements have been met, and the transfer of these funds from the trust back to the company.
This list may not be all inclusive, so if there are other associated cash inflows and outflows that you believe relevant to this discussion, they should also be addressed. Please also address any other relevant disclosures, such as information related to non-cash investing and financing activities associated with these trusts.
Further, it appears that these cash flows may be material to your company, and if so, you should address them in the liquidity section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. The discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows as depicted in the statement of cash flows, and the reasons underlying those changes. Please refer to the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm for further guidance.
Response:
     We believe the Company’s recognition, classification and disclosure of the activities related to pre-need and trusted amounts complies with both the principles and explicit requirements of Financial Accounting Standard No. 95, Statement of Cash Flows (“FAS 95”). In addition, the Company’s financial reporting for pre-need transactions with customers and transactions within the trusts was the subject of significant research, deliberation, and consultation with the Staff at the time of adoption of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”).
     We are responding to each of the Staff’s specific questions and comments related to the Company’s treatment of such transactions in the statement of cash flows. However, we have also provided context regarding the underlying business transactions and the adoption of FIN 46R, which we believe will aid the Staff in understanding the reporting and classification of preneed cash inflows and outflows.
     The combined net changes in the balance sheet line items “deferred cemetery revenue,” “deferred preneed funeral contracts revenue” and “non-controlling interests in funeral and cemetery trust investments” are presented in the “deferred preneed revenue” line in the operating activities section of the statement of cash flows. Combining the transaction activity recorded in these three line items is appropriate for cash flow purposes because they are similar in nature and represents the total sales of preneed services and merchandise. The other side of the sales transaction generates a debit to trade receivables. The change in receivables is similarly classified in the operating activities section of the statement of cash flows. When delivery occurs, the deferred revenue balances are recognized in the statement of earnings as funeral or cemetery revenue. For example, upon delivery of a cemetery contract, the portion related to cash collected from the customer and not required to be trusted is removed from “deferred cemetery revenue”, the portion received from the cemetery trust is removed from “non-

controlling interests in funeral and cemetery investments” and the total of those two is recorded as cemetery revenue. Based on our review of FAS 95 the definitions of financing or investing activities do not include cash receipts from sales activities for which revenue recognition is deferred to a future event fulfilled by the seller. Accordingly they are classified in the operating activities section.
     The Company discloses the transactions occurring within the trusts, such as the acquisition and disposition of securities as noncash investing activities. Deposits to the trusts and the release of cash from the trusts to the Company upon satisfaction of the Company’s obligations to its customers, and earnings where distributable, are presented as cash flow from operating activities within the Company’s statement of cash flows. The support for this presentation is based upon the conclusion that assets held in trust and invested on the customers’ behalf represents restricted cash originating from the sales of cemetery and funeral services and merchandise. Cash received from customers that is required to be trusted is typically not material as deposits are made frequently and the payment amounts are typically small. Companies in the industry are required to make trust deposits within a certain number of days but not specifically from the related customer’s payment. Were it material and contractually required to be segregated, cash to be trusted would be classified as restricted cash.
     We believe an understanding of the application of FIN 46R to the deathcare industry is pertinent to this response as such accounting treatment was discussed with the Staff at the time of adoption as outlined in an industry letter to the Staff dated July 21, 2004. Although the presentation of the pre-need activities within the statement of cash flows was not specifically addressed in the July 2004 letter, that issue was discussed with the Staff upon adoption of FIN 46R and these activities are currently being accounted for by the Company in accordance with those discussions. Fundamental to the presentation adopted by the four registrants as discussed with the Staff in 2004, were the conclusions that revenue, gross profit and net income would be unaffected by the fact that the trusts would be consolidated. We believe these conclusions implicitly also apply to statement of cash flows total being unaffected.
     We believe that any deviation from the current cash flow statement presentation and, in particular, total cash flows from operations, would be inconsistent with the conclusions reached with the Staff in 2004, specifically related to our adoption of FIN 46R.
     The Trusts hold investments in marketable securities, which are classified as available-for-sale under FAS No. 115. While income on these securities is recognized in the income statement, it is offset, dollar for dollar, by an income statement charge (i.e., interest) accreting the value of noncontrolling interest.
     With respect to the particular items for which you requested a response, we provide the following:
•	the refundable deposit originally made by the customer for service to be performed at some future date. The Company does not accept deposits against future services, however, state regulations generally provide for the cancellation of contracts at which time some or all of customer payments are returned to the customer. The receipt of the payments from the customer is recorded as a reduction in the Company’s receivable and presented in the operating activities section of the statement of cash flows in accordance with paragraph 22 of FAS95.

•	the transfer of this deposit from the company to the trust, where it is invested as part of a larger investment. Some or all of the receivable collections are required to be trusted. The cash transfer is made to a restricted account and, until the restricted cash is used to purchase investment securities, is classified as an operating activity.

•	cash received for interest and dividends related to earnings of the investment portfolio. Cash received for interest and dividends from the perpetual care trusts is recorded as cemetery revenue and is used to defray the cost of maintaining the cemetery grounds. Consequently, this income is included in the net earning line of the statement of cash flows. Interest and dividends earned on investments within the merchandise and services trusts is recorded in “Other Income”, which consequently also is classified in the operating activities section of the statement of cash flows. Refer to footnote 6 for a detail of investment security transactions recorded in Other income in the Consolidated Statement of Operations.
•	the reinvestment of these interest and dividends within the investment portfolio. Reinvestment of these interest and dividends is considered a purchase of investment securities in a restricted cash account and is disclosed in footnote 23, Supplemental Disclosure of Cash Flow Information and described as a restricted cash investing activity.

•	if the interest and dividends are not reinvested within the investment portfolio, specify what they are used for, and how they should be classified. This is no different than the third bullet; please see previous response.

•	the removal of funds from the investment portfolio once state requirements have been met, and the transfer of these funds from the trust back to the company. This transaction represents a transfer from restricted cash to unrestricted cash and is presented as a change in the preneed trust investments line in the operating activity section of the statement of cash flows. The unrestricted cash is used to purchase the merchandise and pay for the cost of the services provided. See response to comment 2 following.
     The staff has also asked the Company to address, where material, the impact of the preneed activities on liquidity in Management’s Discussion and Analysis of Financial Condition and Results of Operations. We agree with the Staff’s recommendation. We did not consider the impact of the preneed activities to be significant to the understanding of the Company’s cash flow for 2005.
2.	We refer to the line item entitled “preneed trust investments” in the operating section of the cash flow. Please provide us with a reconciliation of the activity in this line item on a gross basis.
Response:
     The gross changes in the line item entitled “present trust investments” in the operating section of the statement of cash flows for the year ended December 31, 2005 consist of:

Deposits to the trust funds	$(9,066)
Withdrawals from the trust funds	7,566
Trust earnings	(4,017)
Net amount reclassified to the line “net cash provided by operating activities of discontinued operations”	2,091

$(3,426)

     Additionally in Note 23. Supplemental Disclosure of Cash Flow Information, the restricted cash investing and financing activities are disclosed, which includes the following:

Proceeds from the sale of available for sale securities of the funeral and cemetery trusts	$21,236

Purchases of available for sale securities of the funeral and cemetery trusts	$22,510

Notes to Consolidated Financial Statements
Note 1. Basis of presentation and Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, page 38
3.	Tell us how you determine your reporting units for purposes of testing goodwill for impairment. Since you disclose that you assess and test impairment of goodwill based on reporting units identified within the funeral segment that are aggregated geographically, describe for us in detail how you meet the aggregation criteria of paragraph 30 of SFAS 142. For additional guidance refer to EITF D-101.
Response:
     The Company’s funeral businesses collectively represent one of its operating segments. The Company does not aggregate any of its operating segments into reportable segments and the Company’s reporting segments are the same as its operating segments.
In accordance with paragraph 30 of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), the Company has assessed its reporting units at one level below its operating segments. The Company has also considered the guidances set forth in Topic D-101 in determining such reporting units. All of the Company’s operations are located within the continental United States. The Company identified five reporting units within the funeral segment: Eastern region; Central region; Western region; Combination operations-East; Combination operations-West. Each of the reporting units constitutes a business for which discrete financial information is available and is regularly (monthly) reviewed by segment management. Each of the reporting units is comprised of funeral homes in an identifiable geographic area with a separate manager accountable for the reporting unit’s results. Each reporting unit manager reports to the Company’s Chief Operating Officer and Chief Executive Officer, whom together represent the chief operating decision maker. The reporting unit managers are not responsible for business results outside of his or her reporting unit.
4.	Also include in the notes to the financial statements information about the changes in the carrying amount of goodwill from period to period as required by paragraph 45 (c) of SFAS No. 142.
In future filings, the Company will disclose, where material, information about the changes in the carrying amount of goodwill during the period as described in paragraph 45 (c) of SFAS No. 142. As presented in the balance sheets as of December 31, 2005 and 2004, goodwill increased by $375,000, or 0.2%, and was attributable to a business acquisition. The Company considered this to not be material.
*****
     In connection with our responses to your comments we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * *

     We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company’s goal is to resolve these comments in a timely manner that is acceptable to the Staff.
Sincerely,
/s/ Terry E. Sanford
Terry E. Sanford
Senior Vice President,
Chief Accounting Officer and Treasurer

cc:	KPMG LLP Members of the Carriage Services Audit Committee of the Board of Directors